SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                                   FORM 6-K


                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For December 1, 2003


                         Andina Bottling Company, Inc.
                -----------------------------------------------
                (Translation of registrant's name into English)


                           Avenida Andres Bello 2687
                -----------------------------------------------
                              Piso 20, Las Condes
                -----------------------------------------------
                                   Santiago
                -----------------------------------------------
                                    Chile
                -----------------------------------------------
                   (Address of principal executive offices)

                           Form 20-F  X  Form 40-F
                                     ---           ---


          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                 Yes    No  X
                                    ---    ---

                 ANDINA BOTTLING COMPANY, INC. (THE "COMPANY")
                              REPORT ON FORM 6-K

TABLE OF CONTENTS

1. English version of the press release of the Company dated on November 7, 2003, announcing its consolidated results for the third quarter and nine months ended September 30, 2003.

2. Third quarter results of the Company for the period ended September 30, 2003 (in Millions of Constant Chilean Pesos).

3. Third quarter results of the Company for the period ended September 30, 2003 (in Millions US$).

4. Nine months results of the Company for the period ended September 30, 2003 (in Millions of Constant Chilean Pesos).

5. Nine months results of the Company for the period ended June 30, 2003 (in Millions US$).

6. Consolidated balance sheet of the Company for the period ended September 30, 2003.



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                                                             www.koandina.com
                                                             ----------------

                          EMBOTELLADORA ANDINA S.A.

For Immediate Distribution
--------------------------

Contacts in Santiago, Chile                   Contact in New York, U.S.A.
Embotelladora Andina S.A.                     i-advize Corporate Communications
Pedro Pellegrini, Corporate Affairs Officer   Maria Barona/Melanie Carpenter
(56-2) 338-0560                               212-406-3690
Andrea Valenzuela, Investor Relations         E-Mail: andina@i-advize.com
(56-2) 338-0525
E-Mail: inv.rel@koandina.com

       Embotelladora Andina S.A. Announces Consolidated Results for the
                   First Nine Months and Third Quarter 2003

Highlights
----------

o Operating Results increased 42.5% during the quarter, due to an important recovery in Brazil and Argentina.

o Consolidated Volume grew 7.3% during the period July - September this year, where Argentina experienced a 27% growth and Chile an 8% growth.

o EBITDA increased 9.5% during the third quarter 2003, compared to the same period last year,.

o During the first nine months of the year, Operating Results amounted to US$37 million and EBITDA amounted to US$79 million, continuing with the Company's solid cash flow generation.

(Santiago-Chile, November 7, 2003) -- Embotelladora Andina S.A. ("the Company"
NYSE: AKO/A; AKO/B) announced today a summary of its financial results for the third quarter and nine months ended September 30, 2003, which will subsequently be filed in full with the Securities and Exchange Commission. (6-K)

Andina's Chief Executive Officer, Mr. Jaime Garcia R., stated, ""As we commented in our previous report, we are very happy to see that Brazil is on the road to recovery, as well as the substantial improvement in Argentina and Chile's solid performance during the quarter."




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                                                             www.koandina.com
                                                             ----------------

                          EMBOTELLADORA ANDINA S.A.


                             CONSOLIDATED SUMMARY

First Nine Months 2003 vs. First Nine Months 2002
-------------------------------------------------

For the first nine months of 2003 period, consolidated sales volume grew 4.2%, explained mainly by an increase of 3.8% in Chile and 20.9% in Argentina. In Brazil volumes fell by 3.4%.

The economic environment in all three countries are reflecting the improving consumption indicators and stronger currency exchange rates, after a long period of consumer contraction and of steep devaluations.

Operating Income amounted to US$37 million, only a 1.9% below the amount reported for the same period of 2003. Operating Margin grew by 40 basis points, reaching an 8.7%.

Consolidated EBITDA amounted to US$79.1 million, with an EBITDA Margin of 18.6%, very similar to last year's.

                               [GRAPHIC OMITTED]

Third Quarter 2003 vs. Third Quarter 2002
-----------------------------------------

Consolidated volume sales reached 76.8 million unit cases, which represented an increase of 7.3%, with respect to the third quarter of last year. This is explained by larger volume sales of 27% in Argentina and 8% in Chile, while Brazil's sales volume fell in 3.2%.

In the third quarter of this year, we see a clear tendency of recovery in volume sales in the Chilean market as well as in the Argentinean market. The demand contraction in Brazil, however, continues to affect our sales volume in this country.



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                                                             www.koandina.com
                                                             ----------------

                          EMBOTELLADORA ANDINA S.A.


Operating Income grew 42.5% as a result of an increase in 6.1% of our Net Sales together with cost reductions due to larger efficiencies and dollar-denominated costs. This led to an increase in the Operating Margin by 260 basis points.

EBITDA amounted to US$28.2 million, increasing in 9.5%, and representing 20.1% of the Net Sales.


                              SUMMARY BY COUNTRY

                                     CHILE

First Nine Months 2003 vs. First Nine Months 2002
-------------------------------------------------

Sales Volume for the nine-month period reached 86.4 million unit cases, a 3.8% increase compared to September 2002. This was due to i) the recovery in consumer confidence and expectation levels, ii) a planned market strategy to increase the use of the returnable formats and to strengthen presence in the immediate consumption points and iii) a wider range of product categories with different price options, among others.

Net Sales were 1.1% above last year's net sales, resulting in a 2.6% drop in the average income. This increase was due to the Company's strategy of offering more accessible products and specific pricing points, facilitating the purchase process, focusing on increasing volume sales, mainly in the returnable formats, and allow more competitive pricing without affecting margins.

The Chilean peso suffered a 5% average devaluation in the January-September period, compared to the same period in 2002. This caused an increase in our dollar-denominated costs, while the closing exchange rate for the period fell 11.7%.

Operating Income reached US$40 million, 1.3% higher than the amount reported for the September 2002 period. Operating Margin remained stable at 19.6%, year to year.

As result, EBITDA grew 3.9%, reaching US$55.8 million, with an EBITDA margin of 27.3% (70 basis points higher than the 2002 accumulated period ).

Third Quarter 2003 vs. Third Quarter 2002
-----------------------------------------

During the third quarter 2003, overall volume increased 8%, due to continued market activities and recovering consumption in the country. This trend can be seen during the month of September, with a 13% growth in volume sold, of which 14% corresponded to soft drinks.


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                                                             www.koandina.com
                                                             ----------------

                          EMBOTELLADORA ANDINA S.A.


Net Sales increased 4.1% despite the 3.6% decrease in the average income per unit case, explained by a solid increase in volumes.

Operating Income was 4.1% higher than last quarter maintaining a stable Operating Margin of 18.9%.

EBITDA reached US$18.7 million, representing an increase of 11.3%.


                                 [logo] BRAZIL

First Nine Months 2003 vs. First Nine Months 2002
-------------------------------------------------

Brazil registered a year over year inflation of 13%, and a 16.7% devaluation of the Real versus the dollar.

The Company has continued with the expansion of the 1.25-liter glass returnable bottle format (in the Coca-Cola brand) and the launch of the Coca-Cola Light Lemon in the 350 ml can format and in the 600 ml non-returnable format, in order to increase beverage sales volume, which have been impacted by adverse economic conditions and unseasonable cold and rainy weather. Despite this, volumes have dropped only 3.5%.

Nominal middle income in local currency increased 11.6% with respect to September 2002.

The price increase of sugar that took place in the beginning of this year, together with the higher exchange rate compared to 2002, are still affecting our Operating Costs. The appreciation of the Brazilian local currency and fall in the price of the sugar, that has taken place during the second half of this year has not yet been reflected in some of our production costs.

Operating Income reached US$1.0 million in the period, in comparison to US$4.6 million reported last year over the same period.

Likewise, EBITDA for this nine months period, reached US$ 15.1 million with an EBITDA Margin of 11%, which is 170 basis points below last year in the same period.


Third Quarter 2003 vs. Third Quarter 2002
-----------------------------------------

During the third quarter, the Real appreciated an average of 7.1% quarter over quarter, lowering the pressure on our dollar-denominated costs.

Volume sold in Brazil amounted to 28.8 million unit cases, which represents a 3.2% decrease compared to the same quarter of 2002. Middle income increased 3.9% leading to an Operating Result of US$2.7 million for the quarter versus US$0.4 million in the same quarter of last year. The



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                                                             www.koandina.com
                                                             ----------------

                          EMBOTELLADORA ANDINA S.A.


lower dollar denominated costs and lower depreciation have reduced costs, which positively affected Operating Results.

EBITDA amounted to US$6.4 million, representing a 14.4% EBITDA Margin.


                               [logo] ARGENTINA

First Nine Months 2003 vs. First Nine Months 2002
-------------------------------------------------

Consumer demand continues to show positive signs in recent months, as is evidenced by an increase in the supermarket sales over the last two months in comparison to last year. Inflation rate from September 2002 to September 2003 was 3.5%, with an average appreciation of the Argentinean peso of 1% comapared to 2002. This, together with an aggressive commercial strategy (new formats and products, continuation of the returnable plan, etc.) has led to a 20.9% increase in our sales volume, reaching the 56.6 million unit cases.

Nominal middle income, in local currency, increased 19%, which offset cost increases.

Operating results improved, from an accumulated loss of US$2.2 million in 2002, to an income of US$0.3 million during the same period of 2003.

EBITDA reached US$ 12.5 million, with an EBITDA Margin of 14.7%.


Third Quarter 2003 vs. Third Quarter 2002
-----------------------------------------

Sales volume grew 27.1% with respect to last year, reaching 19.5 million unit cases.

Net sales grew 28.8%, together with a moderate increase of 18% in Sales Costs led to an Operating Result of US$0.4 million, reversing US$1 million dollar loss during the third quarter of 2002.

The Argentinean peso appreciated 20.7% enabling a reduction in our unit costs.

EBITDA grew 7.1% reaching US$ 4.5 million, with an improved margin of 14.7% over net sales.


                            NON-OPERATING RESULTS

First Nine Months 2003 vs. First Nine Months 2002
-------------------------------------------------

Non-Operating Results reflected a loss of US$18.4 million compared to an income of US$15.2 million during the previous year. This difference is principally explained on one hand, by higher



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                                                             www.koandina.com
                                                             ----------------

                          EMBOTELLADORA ANDINA S.A.


charges registered in the results due to an 8% appreciation of the Chilean peso from the year-end 2002 period to the close of September 2003, which had a negative impact over our dollar net assets position. Comparably, during 2002 the effect was reverse, meaning that there was a 14% devaluation during the December 2001 and September 2002 period, thus having a positive impact over our results. Part of the negative effects as a result of the appreciation of the Chilean peso, was offset by higher financial income stemming from hedge agreements taken for these assets (cross currency swaps and forwards).

On the other hand, during 2002, we registered a one-time profit as a result of the sale of Cervejaria Kaiser S.A., which belonged to our subsidiary in Rio de Janeiro, Refrescos Ltda.

Finally, Net Income amounted to US$12.7 million.

Third Quarter 2003 vs. Third Quarter 2002
-----------------------------------------

Non-Operating Results for the quarter represented a loss of US$ 9.6 million versus US$ 4.8 million of income reported last year, and is explained mainly by the translation effects discussed in the previous section. During the third quarter of 2002 the Chilean peso devalued Ch$60.88 per US$, while within the same period of 2003 it appreciated Ch$38.15 per US$.

Despite higher non-operating charges, Net Income of the quarter amounted to US$1.4 million.

                        ANALYSIS OF THE BALANCE SHEET

As of September 30, 2003, the Company's financial assets amounted to US$ 324.2 million. These represent investments mainly in deposits and corporate bonds. 90.7% of the total financial investments are held in U.S.-dollar-denominated paper. Through "Cross Currency Swaps", part of the portfolio has been converted to Chilean pesos (UF), thereby decreasing by 67% the amount denominated in US dollars.

The Company's total debt amounted to US$ 316.1 million, with an average annual coupon rate of 6.7% on the U.S. dollar debt, and at an average real coupon rate of 6.2% on the Chilean pesodenominated debt. The U.S. dollar-denominated debt represents 37% of total debt.

Thus, the Company holds a negative net cash position of US$ 8 million, reflecting the great cash flow generating capacity of our Company.

Additional Information
----------------------

For purposes of an easier comprehension and analysis of the Company's results, charts reflecting the results of the beverage operations for each country have been included. These charts are based on each operation's own accounting practices and are reflected in local currency. This information isolates currency fluctuations and the effects registered when consolidating under Chilean GAAP. Additionally, the packaging operation has been excluded.


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                                                             www.koandina.com
                                                             ----------------

                          EMBOTELLADORA ANDINA S.A.


This release may contain forward-looking statements reflecting Embotelladora Andina S.A.'s good faith expectations and are based upon currently available data; however, actual results are subject to numerous uncertainties, many of which are beyond the control of the Company and any one or more of which could materially impact actual performance. Among the factors that can cause performance to differ materially are: political and economic conditions on consumer spending, pricing pressure resulting from competitive discounting by other bottlers, climatic conditions in the Southern Cone, and other risk factors applicable from time to time and listed in Andina's periodic reports filed with relevant regulatory institutions.

Embotelladora Andina S.A.
Results for the third quarter ended September 30, Chilean GAAP
(In millions of constant 09/30/03 Chilean Pesos, except per share)


                                                Quarter ended 09/30/03                         Quarter ended 09/30/03
                                      ------------------------------------------ ---------------------------------------------------
                                       Chilean   Brazilian  Argentine             Chilean   Brazilian  Argentine
                                      Operations Operations Operations Total (2) Operations Operations Operations Total (2) % Ch.
                                      ---------- ---------- ---------- --------- ---------- ---------- ---------- --------- --------

VOLUME TOTAL BEVERAGES (Million UC)      28.6        28.8       19.5       76.8       26.5       29.7       15.3      71.6      7.3%
  Soft Drink                             24.4        27.3       19.1       70.8       22.5       28.7       14.8      66.0      7.2%
  Mineral Water                           1.6         0.4        0.4        2.4        1.5        0.5        0.4       2.4      1.7%
  Juices                                  2.5         0.2        0.0        2.7        2.5        0.2        0.1       2.8     -1.3%
  Beer                                     NA         0.9         NA        0.9         NA        0.4         NA       0.4    116.6%

NET SALES                              44,102      29,641     20,107     92,632     42,395     29,456     15,628    87,293      6.1%
  COST OF SALES                       (27,606)    (18,928)   (14,656)   (59,973)   (25,727)   (20,774)   (12,420)  (58,735)     2.1%
GROSS PROFIT                           16,496      10,712      5,450     32,659     16,668      8,683      3,208    28,558     14.4%
Gross Margin                             37.4%       36.1%      27.1%      35.3%      39.3%      29.5%      20.5%     32.7%
  SELLING AND ADMINISTRATIVE EXPENSES  (8,145)     (8,948)    (5,216)   (22,309)    (8,654)    (8,403)    (3,875)  (20,933)     6.6%
  CORPORATE EXPENSES                        0           0          0       (900)         0          0          0      (996)    -9.6%
OPERATING INCOME                        8,351       1,764        235      9,450      8,013        279       (667)    6,630     42.5%

Operating Margin                         18.9%        6.0%       1.2%      10.2%      18.9%       0.9%      -4.3%      7.6%
EBITDA (1)                             12,344       4,258      2,957     18,658     11,097      4,175      2,764    17,041      9.5%
Ebitda Margin                            28.0%       14.4%      14.7%      20.1%     26.2%       14.2%      17.7%     19.5%
NON OPERATIONAL RESULTS
  FINANCIAL INCOME (Net)                                                  4,318                                        163  -2547.4%
  RESULTS FROM AFFILIATED                                                  (550)                                    (1,074)    48.8%
  AMORTIZATION OF GOODWILL                                               (1,839)                                    (2,141)   -14.1%
  OTHER INCOME/(EXPENSE)                                                  2,649                                     (5,375)  -149.3%
  PRICE LEVEL RESTATEMENT (3)                                           (10,954)                                    11,589   -194.5%
NON-OPERATING RESULTS                                                    (6,375)                                     3,162    301.6%

INCOME BEFORE INCOME TAXES;
AMORTIZATION OF NEGATIVE GOODWILL
AND MINORITY INTEREST                                                     3,075                                      9,792    -68.6%

INCOME TAXES                                                             (2,143)                                    (5,459)   -60.8%
MINORITY INTEREST                                                            (0)                                        (1)   -95.2%
AMORTIZATION OF NEGATIVE GOODWILL                                             0                                          0        NA

NET INCOME                                                                  932                                       4,331   -78.5%
Net Margin                                                                  1.0%                                        5.0%

WEIGHTED AVERAGE SHARES OUTSTANDING                                       760.3                                       760.3
EARNINGS PER SHARE                                                          1.2                                         5.7
EARNINGS PER ADS                                                            7.4                                        34.2   -78.5%

---------
(1) EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts.


Embotelladora Andina S.A.
Results for the third quarter ended September 30, Chilean GAAP
(In millions US$, except per share)

                                                                                                 Exch. Rate:  660.97

                                                Quarter ended 09/30/03                         Quarter ended 09/30/03
                                      ------------------------------------------ ---------------------------------------------------
                                       Chilean   Brazilian  Argentine             Chilean   Brazilian  Argentine
                                      Operations Operations Operations Total (2) Operations Operations Operations Total (2)  % Ch.
                                      ---------- ---------- ---------- --------- ---------- ---------- ---------- --------- --------

VOLUME TOTAL BEVERAGES (Million UC)       28.6       28.8       19.5      76.8       26.5       29.7       15.3      71.6       7.3%
  Soft Drink                              24.4       27.3       19.1      70.8       22.5       28.7       14.8      66.0       7.2%
  Mineral Water                            1.6        0.4        0.4       2.4        1.5        0.5        0.4       2.4       1.7%
  Juices                                   2.5        0.2        0.0       2.7        2.5        0.2        0.1       2.8      -1.3%
  Beer                                      NA        0.9         NA       0.9         NA        0.4         NA       0.4     116.6%

NET SALES                                 66.7       44.8       30.4     140.1       64.1       44.6       23.6     132.1       6.1%
  COST OF SALES                          (41.8)     (28.6)     (22.2)    (90.7)     (38.9)     (31.4)     (18.8)    (88.9)      2.1%
GROSS PROFIT                              25.0       16.2        8.2      49.4       25.2       13.1        4.9      43.2      14.4%
Gross Margin                              37.4%      36.1%      27.1%     35.3%      39.3%      29.5%      20.5%     32.7%
  SELLING AND ADMINISTRATIVE EXPENSES    (12.3)     (13.5)      (7.9)    (33.8)     (13.1)     (12.7)      (5.9)    (31.7)      6.6%
  CORPORATE EXPENSES                       0.0        0.0        0.0      (1.4)       0.0        0.0        0.0      (1.5)     -9.6%
OPERATING INCOME                          12.6        2.7        0.4      14.3       12.1        0.4       (1.0)     10.0      42.5%

Operating Margin                          18.9%       6.0%       1.2%     10.2%      18.9%       0.9%      -4.3%      7.6%
EBITDA (1)                                18.7        6.4        4.5      28.2       16.8        6.3        4.2      25.8       9.5%
Ebitda Margin                             28.0%      14.4%      14.7%     20.1%      26.2%      14.2%      17.7%     19.5%
NON OPERATIONAL RESULTS
  FINANCIAL INCOME (Net)                                                   6.5                                        0.2   -2547.4%
  RESULTS FROM AFFILIATED                                                 (0.8)                                      (1.6)     48.8%
  AMORTIZATION OF GOODWILL                                                (2.8)                                      (3.2)    -14.1%
  OTHER INCOME/(EXPENSE)                                                   4.0                                       (8.1)   -149.3%
  PRICE LEVEL RESTATEMENT (3)                                            (16.6)                                      17.5    -194.5%
NON-OPERATING RESULTS                                                     (9.6)                                       4.8     301.6%

INCOME BEFORE INCOME TAXES;
AMORTIZATION OF NEGATIVE GOODWILL
AND MINORITY INTEREST                                                      4.7                                       14.8     -68.6%

INCOME TAXES                                                              (3.2)                                      (8.3)    -60.8%
MINORITY INTEREST                                                         (0.0)                                      (0.0)    -95.2%
AMORTIZATION OF NEGATIVE GOODWILL                                          0.0                                        0.0         NA

NET INCOME                                                                 1.4                                        6.6     -78.5%
Net Margin                                                                 1.0%                                       5.0%

WEIGHTED AVERAGE SHARES OUTSTANDING                                      760.3                                      760.3
EARNINGS PER SHARE                                                        0.00                                       0.01
EARNINGS PER ADS                                                          0.01                                       0.05     -78.5%

---------
(1) EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts.


Embotelladora Andina S.A.
Results for the nine months period ended September 30, Chilean GAAP (In millions of constant 09/30/03 Chilean Pesos, except per share)

                                              Nine months ended 09/30/03                     Nine months ended 09/30/03
                                      ------------------------------------------ ---------------------------------------------------
                                       Chilean   Brazilian  Argentine             Chilean   Brazilian  Argentine
                                      Operations Operations Operations Total (2) Operations Operations Operations Total (2) % Ch.
                                      ---------- ---------- ---------- --------- ---------- ---------- ---------- --------- --------

VOLUME TOTAL BEVERAGES (Million UC)       86.4        94.8       56.6     237.8       83.2       98.2       46.8     228.2      4.2%
  Soft Drink                              73.0        90.3       55.4     218.7       70.1       94.4       45.0     209.6      4.4%
  Mineral Water                            5.9         1.6        1.1       8.6        5.8        1.6        1.6       9.0     -4.3%
  Juices                                   7.5         0.6        0.0       8.2        7.2        0.5        0.2       8.0      2.6%
  Beer                                      NA         2.3         NA       2.3         NA        1.6         NA       1.6     39.2%

NET SALES                               134,981     90,613     56,185   280,468    133,474    115,032     51,319   299,639     -6.4%
  COST OF SALES                         (84,328)   (64,073)   (41,718) (188,807)   (80,531)   (80,220)   (38,183) (198,747)    -5.0%
GROSS PROFIT                             50,653     26,540     14,467    91,661     52,943     34,812     13,136   100,891     -9.1%
Gross Margin                               37.5%      29.3%      25.7%     32.7%      39.7%      30.3%      25.6%     33.7%
  SELLING AND ADMINISTRATIVE EXPENSES   (24,239)   (25,888)   (14,257)  (64,384)   (26,858)   (31,766)   (14,576)  (73,200)   -12.0%
  CORPORATE EXPENSES                          0          0          0    (2,821)         0          0          0    (2,751)     2.6%

OPERATING INCOME                         26,414        653        210    24,456     26,085      3,046     (1,440)   24,941     -1.9%
Operating Margin                           19.6%       0.7%       0.4%      8.7%      19.5%       2.6%      -2.8%      8.3%
EBITDA (1)                               36,864      9,983      8,246    52,272     35,489     14,583      9,210    56,531     -7.5%
Ebitda Margin                              27.3%      11.0%      14.7%     18.6%      26.6%      12.7%      17.9%     18.9%
NON OPERATIONAL RESULTS
  FINANCIAL INCOME (Net)                                                  4,983                                        (74)  6796.3%
  RESULTS FROM AFFILIATED                                                 1,969                                     12,030     83.6%
  AMORTIZATION OF GOODWILL                                               (5,517)                                    (6,423)   -14.1%
  OTHER INCOME/(EXPENSE)                                                  1,136                                    (12,164)  -109.3%
  PRICE LEVEL RESTATEMENT (3)                                           (14,738)                                    16,708   -188.2%
NON-OPERATING RESULTS                                                   (12,167)                                    10,077    220.7%

INCOME BEFORE INCOME TAXES; AMORTIZATION OF
NEGATIVE GOODWILL AND MINORITY INTEREST                                  12,289                                     35,018    -64.9%

INCOME TAXES                                                             (3,887)                                    (9,391)   -58.6%
MINORITY INTEREST                                                            (2)                                        (2)    -9.6%
AMORTIZATION OF NEGATIVE GOODWILL                                             0                                          0        NA

NET INCOME                                                                8,400                                     25,625    -67.2%
Net Margin                                                                  3.0%                                       8.6%

WEIGHTED AVERAGE SHARES OUTSTANDING                                       760.3                                      760.3
EARNINGS PER SHARE                                                         11.0                                       33.7
EARNINGS PER ADS                                                           66.3                                      202.2    -67.2%

---------
(1) EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts.


Embotelladora Andina S.A.
Results for the mine months period ended September 30, Chilean GAAP (In millions US$, except per share)


                                                                                                 Exch. Rate: $660.97

                                              Nine months ended 09/30/03                     Nine months ended 09/30/03
                                      ------------------------------------------ ---------------------------------------------------
                                       Chilean   Brazilian  Argentine             Chilean   Brazilian  Argentine
                                      Operations Operations Operations Total (2) Operations Operations Operations Total (2)  % Ch.
                                      ---------- ---------- ---------- --------- ---------- ---------- ---------- --------- --------

VOLUME TOTAL BEVERAGES (Million UC)      86.4        94.8       56.6     237.8       83.2       98.2       46.8      228.2      4.2%
  Soft Drink                             73.0        90.3       55.4     218.7       70.1       94.4       45.0      209.6      4.4%
  Mineral Water                           5.9         1.6        1.1       8.6        5.8        1.6        1.6        9.0     -4.3%
  Juices                                  7.5         0.6        0.0       8.2        7.2        0.5        0.2        8.0      2.6%
  Beer                                     NA         2.3         NA       2.3         NA        1.6         NA        1.6     39.2%

NET SALES                               204.2       137.1       85.0     424.3      201.9      174.0       77.6      453.3     -6.4%
  COST OF SALES                        (127.6)      (96.9)     (63.1)   (285.7)    (121.8)    (121.4)     (57.8)    (300.7)    -5.0%
GROSS PROFIT                             76.6        40.2       21.9     138.7       80.1       52.7       19.9      152.6     -9.1%
Gross Margin                             37.5%       29.3%      25.7%     32.7%      39.7%      30.3%      25.6%      33.7%
  SELLING AND ADMINISTRATIVE EXPENSES   (36.7)      (39.2)     (21.6)    (97.4)     (40.6)     (48.1)     (22.1)    (110.7)   -12.0%
  CORPORATE EXPENSES                      0.0         0.0        0.0      (4.3)       0.0        0.0        0.0       (4.2)     2.6%
OPERATING INCOME                         40.0         1.0        0.3      37.0       39.5        4.6       (2.2)      37.7     -1.9%

Operating Margin                         19.6%        0.7%       0.4%      8.7%      19.5%       2.6%      -2.8%       8.3%
EBITDA (1)                               55.8        15.1       12.5      79.1       53.7       22.1       13.9       85.5     -7.5%
Ebitda Margin                            27.3%       11.0%      14.7%     18.6%      26.6%      12.7%      17.9%      18.9%
NON OPERATIONAL RESULTS
  FINANCIAL INCOME (Net)                                                   7.5                                        (0.1)  6796.3%
  RESULTS FROM AFFILIATED                                                  3.0                                        18.2     83.6%
  AMORTIZATION OF GOODWILL                                                (8.3)                                       (9.7)   -14.1%
  OTHER INCOME/(EXPENSE)                                                   1.7                                       (18.4)  -109.3%
  PRICE LEVEL RESTATEMENT (3)                                            (22.3)                                       25.3   -188.2%
NON-OPERATING RESULTS                                                    (18.4)                                       15.2    220.7%

INCOME BEFORE INCOME TAXES; AMORTIZATION OF
NEGATIVE GOODWILL AND MINORITY INTEREST                                   18.6                                        53.0    -64.9%

INCOME TAXES                                                              (5.9)                                      (14.2)   -58.6%
MINORITY INTEREST                                                         (0.0)                                       (0.0)    -9.6%
AMORTIZATION OF NEGATIVE GOODWILL                                          0.0                                         0.0        NA

NET INCOME                                                                12.7                                        38.8    -67.2%
Net Margin                                                                 3.0%                                        8.6%

WEIGHTED AVERAGE SHARES OUTSTANDING                                      760.3                                       760.3
EARNINGS PER SHARE                                                        0.02                                        0.05
EARNINGS PER ADS                                                          0.10                                        0.31    -67.2%
---------
(1) EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts.


Embotelladora Andina S.A.
Results for the third quarter ended September 30, Local GAAP


                              Beverage Operations
                                 (Local Gaap)

                                            Quarter ended 09/30/03               Quarter ended 09/30/03
                                      ---------------------------------    ----------------------------------
                                        Chile      Brazil     Argentina      Chile       Brazil     Argentina
                                        (MCH$)     (MR$)        (MA$)        (MCH$)      (MR$)        (MA$)
                                      ----------  ----------  ---------    ----------  -----------  ---------

TOTAL BEVERAGES VOLUME (Million UC)       28.6        28.8       19.5          26.5         29.7       15.3
  Soft Drink                              24.4        27.3       19.1          22.5         28.7       14.8
  Mineral Water                            1.6         0.4        0.4           1.5          0.5        0.4
  Juices                                   2.5         0.2        0.0           2.5          0.2        0.1
  Beer                                      NA         0.9         NA            NA          0.4         NA

NET SALES SOFT DRINKS                   37,256       117.9       71.1        35,197        120.7       47.6
NET SALES OTHER                          6,520        13.3        0.8         6,544          8.4        0.7
NET SALES TOTAL                         43,776       131.2       71.9        41,741        129.1       48.3
COST OF SALES                          (27,402)      (80.5)     (43.93)     (25,325)       (85.1)     (31.5)
GROSS PROFIT                            16,374        50.7       28.0        16,416         44.0       16.8
Gross Margin                              37.4%       38.6%      38.9%         39.3%        34.1%      34.8%
  SELLING AND ADMINISTRATIVE
    EXPENSES                            (7,830)      (38.1)     (21.9)       (8,395)       (33.0)     (12.8)

OPERATING INCOME                         8,544        12.6        6.1         8,021         11.0        4.0

Operating Margin                          19.5%        9.6%       8.5%         19.2%         8.6%       8.3%
EBITDA (1)                              12,487        19.6       10.4        11,041         17.9        7.2
Ebitda Margin                             28.5%       15.0%      14.4%         26.5%        13.8%      14.8%

---------
(1) EBITDA: Operating Income + Depreciation

MCh$: Million Nominal Chilean pesos of each period
MR$: Million Nominal Brazilian Reais
MA$: Million nominal Argentine pesos
Chile results do not consider corporate expenses


Embotelladora Andina S,A,
Results for the nine months period ended September 30, Local GAAP


                              Beverage Operations
                                 (Local Gaap)

                                                 09/30/2003                            09/30/2002
                                      ---------------------------------    ----------------------------------
                                        Chile      Brazil     Argentina      Chile       Brazil     Argentina
                                        (MCH$)     (MR$)        (MA$)        (MCH$)      (MR$)        (MA$)
                                      ----------  ----------  ---------    ----------  -----------  ---------

TOTAL BEVERAGES VOLUME (Million UC)       86.4        94.8       56.6          83.2         98.2       46.8
  Soft Drink                              73.0        90.3       55.4          70.1         94.4       45.0
  Mineral Water                            5.9         1.6        1.1           5.8          1.6        1.6
  Juices                                   7.5         0.6        0.0           7.2          0.5        0.2
  Beer                                      NA         2.3         NA            NA          1.6         NA

NET SALES SOFT DRINKS                  113,109       392.4      205.1       111,726        411.4      147.5
NET SALES OTHER                         20,734        37.4        2.6        20,689         30.2        2.6
NET SALES TOTAL                        133,844       429.8      207.7       132,415        441.5      150.1
  COST OF SALES                        (83,617)     (290.7)    (133.5)      (79,892)      (294.5)     (94.9)
GROSS PROFIT                            50,227       139.1       74.2        52.523        147.0       55.3
Gross Margin                              37.5%       32.4%      35.7%         39.7%        33.3%      36.8%
  SELLING AND ADMINISTRATIVE           (23,492)     (113.6)     (57.8)      (26,397)      (113.3)     (45.0)
    EXPENSES

OPERATING INCOME                        26,735        25.5       16.4        26,126         33.7       10.2

Operating Margin                          20.0%        5.9%       7.9%         19.7%        7.6%        6.8%
EBITDA (1)                              37,041        46.3       28.4        35,398        54.6        21.0
Ebitda Margin                             27.7%       10.8%      13.7%         26.7%       12.4%       14.0%

---------
(1) EBITDA: Operating Income + Depreciation


MCh$: Million Nominal Chilean pesos of each period
MR$: Million Nominal Brazilian Reais
MA$: Million nominal Argentine pesos
Chile results do not consider corporate expenses


                           Embotelladora Andina S,A,

                          Consolidated Balance Sheet
                (In million of constant 09/30/03 Chilean Pesos)


ASSETS                         09/30/03    09/30/03   %Ch     LIABILITIES & SHAREHOLDERS' EQUITY    09/30/03    09/30/03     %Ch
---------------------------   ----------  ----------  ------   ----------------------------------  ----------  ----------  ---------

Cash + Time deposits +                                         Short term bank liabilities            6,709           2    431713.8%
  market. Securit.               57,823      31,110    85.9%   Current portion of long term
Account receivables (net)        36,740      34,226     7.3%     bank liabilities                     1,387       1,340         3.5%
Inventories                      25,428      18,728    35.8%   Current portion of bonds payable      18,231       3,456       427.5%
Other current assets             16,009      10,728    49.2%   Trade accounts payable
                               --------    --------   -----      and notes payable                   34,751      42,318       -17.9%
Total Current Assets            135,999      94,792    43.5%   Other liabilities                     20,405      24,492       -16.7%
                                                                                                    -------     -------    --------
Property, plant and                                            Total Current Liabilities             81,483      71,606        13.8%
  equipment                     539,011     587,504    -8.3%
Depreciation                   (352,958)   (366,112)   -3.6%   Long term bank liabilities            55,034      63,120       -12.8%
                               --------    --------   -----    Bonds payable                        127,555     146,320       -12.8%
Total Property, Plant,                                         Other long term liabilities           22,186      18,676        18.8%
  and Equipment                 186,053     221,392   -16.0%                                        -------     -------    --------
                                                               Total Long Term Liabilities          204,775     228,116       -10.2%
Investment in related
  companies                      19,977      20,269    -1.4%
Investment in other
  companies                         678         791   -14.2%   Minority interest                         52          49         4.9%
Goodwill                         99,473     124,092   -19.8%
Other long term assets          162,188     219,987   -26.3%
                               --------    --------   -----    Stockholders' Equity                 318,060     381,551       -16.6%
Total Other Assets              282,317     365,139   -22.7%                                        -------     -------     -------
                               --------    --------   -----
                                                               TOTAL LIABILITIES &
TOTAL ASSETS                    604,369     681,322   -11.3%     SHAREHOLDERS' EQUITY               604,369     681,322       -11.3%
                               ========    ========   =====                                         =======     =======     =======


                             Financial Highlights
                (In million of constant 09/30/03 Chilean Pesos)


ADDITIONS TO FIXED ASSETS      09/30/03     09/30/03           DEBT RATIOS                          09/30/03    09/30/03
-------------------------     ----------   ----------          -----------                         ----------  ----------

Chile                           11,847        9,776            Financial Debt / Total
Brazil                           7,360        5,156               Capitalization                       0.40        0.36
Argentina                        1,594        1,208            Financial Debt / EBITDA L12M            2.64        2.49
                                ------       ------            EBITDA L12M / Interest Expense
                                20,801       16,140              (net) L12M                            5.21        5.48
                                                               L12M: Last twelve months

* As September 30, 2003, the company's net cash position reached US$8 million. Total debt amounted to US$ 316 million.

Total Cash amounted to US$ 324 million, which includes cash investments accounted for under
Other Current Assets as well as Long Term Assets.


EMBOTELLADORA ANDINA S.A.


                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.





                                       EMBOTELLADORA ANDINA S.A.

                                       By: /s/ Osvaldo Garay
                                           ------------------------------------
                                           Osvaldo Garay
                                           Chief Financial Officer

Dated:  December 1, 2003


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